Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

November 30, 2009

VIA EDGAR TRANSMISSION

John L. Krug, Esq. Senior Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4720

Re:	Enzon Pharmaceuticals, Inc.
Preliminary Proxy Statement
Filed on November 23, 2009
File No. 000-12957

Dear Mr. Krug:

In response to your request in the letter dated November 25, 2009 relating to the above-referenced filing on Schedule 14A, Enzon Pharmaceuticals, Inc. (the "Company") hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filing;

2.
Comments from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENZON PHARMACEUTICALS, INC.

By:	/s/ Craig A. Tooman
Name:	Craig A. Tooman
Title:	EVP Finance and CFO

cc:	Susanne Hayes, Esq., Securities and Exchange Commission
Daniel Greenspan, Esq., Securities and Exchange Commission
Daniel E. Stoller, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP